3/5/2003

S 03002890 TES
GE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response...	12.00

SEC FILE NUMBER
8-6011

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED FEB 2003 PROCESSING SECTION

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Eckard Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1580 South Main, Suite 205
(No. and Street)

Boerne	Texas	78006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Troy Eckard ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eckard Investment Services, Inc. ______________________________, as of December 31 ____________, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

LAWANDA B. SCOTT
Notary Public, State of Texas
My Commission expires
September 17, 2006

Lawanda B. Scott
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ECKARD INVESTMENT SERVICES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2002

ECKARD INVESTMENT SERVICES, INC.

CONTENTS

		PAGE
INDEPENDENT AUDITOR'S REPORT		1
STATEMENT OF FINANCIAL CONDITION		2 - 3
STATEMENT OF INCOME		4
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY		5
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		6
STATEMENT OF CASH FLOWS		7
NOTES TO THE FINANCIAL STATEMENTS		8 - 10
SUPPORTING SCHEDULES		
Schedule I:	Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	12 - 13
Schedule II:	Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	14
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5		16 - 17

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Eckard Investment Services, Inc.

We have audited the accompanying statement of financial condition of Eckard Investment Services, Inc., as of December 31, 2002, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eckard Investment Services, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CHESHIER & FULLER, L.L.P.

Dallas, Texas
January 20, 2003

ECKARD INVESTMENT SERVICES, INC.
Statement of Financial Condition
December 31, 2002

ASSETS

Cash	$ 81,323
Securities owned, not readily marketable	20,100
Concessions receivable	8,355
Property and equipment, at cost, less accumulated depreciation of $150,598	3,759
Advances	18,184
Deposits	16,542
	$ 148,263

The accompanying notes are an integral part of these financial statements.

ECKARD INVESTMENT SERVICES, INC.
Statement of Financial Condition
December 31, 2002

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 6,045
Commissions payable	6,684
	12,729
Stockholders' equity	
Common stock, 2,000 shares authorized with $1 par value, 550 shares issued and outstanding	550
Additional paid in capital	287,421
Retained earnings (deficit)	(152,437)
Total stockholders' equity	135,534
	$ 148,263

The accompanying notes are an integral part of these financial statements.

ECKARD INVESTMENT SERVICES, INC.
Statement of Income
For the Year Ended December 31, 2002

Revenues	
Concession income	$ 670,975
Interest income	461
Other income	454,721
	1,126,157
Expenses	
Compensation and benefits	871,916
Communications	51,231
Occupancy and equipment costs	207,293
Promotional costs	17,082
Regulatory fees and expenses	12,670
Other expenses	36,090
	1,196,282
Loss before income taxes	(70,125)
Provision for income taxes	-0-
Net loss	$ (70,125)

The accompanying notes are an integral part of these financial statements.

ECKARD INVESTMENT SERVICES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2002

	Shares	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2001	550	$ 550	$ 287,421	$(82,312)	$ 205,659
Net loss				(70,125)	(70,125)
Balances at December 31, 2002	550	$ 550	$ 287,421	$(152,437)	$ 135,534

The accompanying notes are an integral part of these financial statements.

ECKARD INVESTMENT SERVICES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2002

Balance at December 31, 2001	$ -0-
Increases	-0-
Decreases	-0-
Balance at December 31, 2002	$ -0-

The accompanying notes are an integral part of these financial statements.

ECKARD INVESTMENT SERVICES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities	
Net loss	$ (70,125)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Depreciation	3,251
Loss on abandonment of fixed assets	6,603
Change in assets and liabilities	
Decrease in concessions receivable	77,459
Decrease in deposits	158
Decrease in advances	7,465
Decrease in accounts payable and accrued expenses	(4,522)
Decrease in commissions payable	(81,236)
Net cash provided (used) by operating activities	(60,947)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net increase in cash	(60,947)
Cash at beginning of year	142,270
Cash at end of year	$ 81,323

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

ECKARD INVESTMENT SERVICES, INC.
Notes to the Financial Statements
December 31, 2002

Note 1 - Accounting Policies Followed by the Company

Eckard Investment Services, Inc., (the "Company"), is a direct participation broker-dealer registered with the Securities and Exchange Commission under (SEC) Rule 15c3-3(k)(2)(i). The Company is a member of the National Association of Securities Dealers (NASD). Substantially all the Company's revenue ($670,975) is generated through the sale of oil and gas development programs or from reimbursement of expenses for American Energy Partners, Inc., ("Affiliate"). The Company's customers are located throughout the United States.

Securities are stated at fair market value and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Depreciation is provided for using an accelerated method over a period of five to seven years.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital of approximately $75,278 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .17 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 - Property and Equipment

The classes of property and equipment are as follows:

Furniture and fixtures	$ 39,673
Equipment	110,981
Artwork	3,703
	154,357
Accumulated depreciation	(150,598)
	$ 3,759

Depreciation expense for the year ended December 31, 2002 was $3,251 and is reflected in occupancy and equipment costs.

Note 5 - Related Party Transactions

The Company has an agreement with Affiliate in which the Company receives reimbursements for certain out of pocket costs. The Company received $450,368 of reimbursements during the year ended December 31, 2002.

At December 31, 2002 the Company had an advance to the sole shareholder of $5,000.

Note 6 - Retirement Plans

All employees who meet certain service requirements are eligible to participate in the Company's profit sharing plan (the "Plan"). Contributions to the Plan by the Company are made at the discretion of management based on the profitability of the Company, within government guidelines. The Plan is also a contributory plan, whereby employees can contribute a percentage of their compensation to the Plan. The Company incurred no expenses related to the plan during the year ended December 31, 2002.

Note 7 - Income Taxes

At December 31, 2002, the Company has net operating loss carryforwards of approximately $127,884 which may be offset against future taxable income. The operating loss carryforwards expire in 2020, 2021 and 2022. The tax benefit of $32,000 has not been reported in these financial statements because the Company believes there is at least a 50% chance that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount.

Note 8 - Lease Commitments

The Company leases office space under long-term non-cancelable leases. Minimum lease payments under the leases at December 31, 2002 are as follows:

December 31,	
2003	$ 163,822
2004	163,822
2005	163,822
2006	29,980
	$ 521,446

Rental expense for the year ended December 31, 2002 was $180,112, and is reflected in occupancy and equipment costs.

Note 9 - Rental Income Under Operating Leases

The Company subleases office space to an unrelated entity. The following is a schedule by year of the future rental income to be received under non-cancelable operating leases in effect as of:

December 31,	
2003	$ 49,231
2004	49,231
2005	49,231
2006	20,513
	$ 168,206

Note10 - Concentrations

At various times throughout the year, the Company had cash balances in excess of federally insured limits.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2002

Schedule I

ECKARD INVESTMENT SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2002

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital		$ 135,534
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		135,534
Deductions and/or charges		
Non-allowable assets:		
Concessions receivable	$ 1,671	
Property and equipment	3,759	
Advances	18,184	
Deposits	16,542	(40,156)
Net capital before haircuts on securities positions		95,378
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Non-marketable securities		20,100
Net capital		$ 75,278

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 6,045
Commissions payable	6,684
Total aggregate indebtedness	$ 12,729

Schedule I (continued)

ECKARD INVESTMENT SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 849
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 70,278
Excess net capital at 1000%	$ 74,005
Ratio: Aggregate indebtedness to net capital	.17 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

ECKARD INVESTMENT SERVICES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2002

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2002

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Eckard Investment Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Eckard Investment Services, Inc. (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cheshier & Fuller, L.L.P.

CHESHIER & FULLER, L.L.P.

Dallas, Texas
January 20, 2003